As filed pursuant to Rule 424(b)(3)
Registration Statement 333-125565

PROSPECTUS
NEXMED, INC.
7,733,032 SHARES
COMMON STOCK

This prospectus relates to the resale, from time to time, of up to 7,733,032 shares of Common Stock of NexMed, Inc., a Nevada corporation, all of which are being offered by the selling shareholders named in this prospectus. 6,544,094 shares consist of shares of Common Stock issuable in connection with conversion of our Series C 6% Cumulative Convertible Preferred Stock (Preferred Stock) and payment of dividends thereon. 1,188,938 shares consist of shares issuable pursuant to related warrants dated May 17, 2005. See “Selling Shareholders” at page 12.

Pursuant to the terms of an Investor Rights Agreement dated as of May 16, 2005 between the Company and the holders of the Preferred Stock, we agreed to register a number of shares of our Common Stock equal to 100% or 3,272,047 shares over and above the number of shares acquirable on conversion by the holders of the Preferred Stock on the date of issuance of the Preferred Stock. Such additional percentage was chosen to allow for resale by selling shareholders of a reasonable number of additional shares of Common Stock that may be issuable to selling shareholders in lieu of cash dividends on the Preferred Stock or upon conversion of the Preferred Stock at conversion prices lower than the initial conversion price of the Preferred Stock in accordance with the terms of the Certificate of Designation of the Preferred Stock.

All net proceeds from the sale of the shares of Common Stock offered by this prospectus will go to the selling shareholders; we will not receive any proceeds from such sales.

Our principal executive offices are at 350 Corporate Boulevard, Robbinsville, New Jersey 08691 and our telephone number is (609) 208-9688.

Our Common Stock is listed on the Nasdaq Stock Market under the ticker symbol “NEXM”. On July 22, 2005, the last reported sale price of our Common Stock was $1.60 per share.

________________________

THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 5, IN DETERMINING WHETHER TO PURCHASE SHARES OF OUR COMMON STOCK.

________________________

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is July 26, 2005

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by NexMed, Inc., any selling shareholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, and we have an internet website address at http://www.nexmed.com. You may read and copy any document we file at the Securities and Exchange Commission's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-732-0330 for further information on the operation of such public reference room. You also can request copies of such documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtain copies of such documents from the Securities and Exchange Commission's website at http://www.sec.gov.

 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” information in documents we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus and information that we file later with the Securities and Exchange Commission automatically will update and supersede such information. We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering of the securities covered by this prospectus, as amended:

(1)	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

(2)	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005;

(3)	Our Current Reports on Form 8-K filed with the Securities and Exchange Commission on March 16, 2005, May 10, 2005 and May 19, 2005;

(4)	Our definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 14, 2005;

(5)
The description of our articles of incorporation and bylaws, both contained in our Registration Statement on Form 10-SB (File No. 0-22245), dated March 14, 1997, including any amendment or report filed for the purpose of updating such information; and

(6)
The description of our securities contained in our Registration Statement on Form S-3 (File No. 333-46976), dated September 29, 2000, including any amendment or report filed for the purpose of updating such information.

You may request a copy of these filings (including exhibits to such filings that we have specifically incorporated by reference in such filings), at no cost, by writing or telephoning our executive offices at the following address:

NexMed, Inc.
350 Corporate Boulevard
Robbinsville, New Jersey 08691
Attention: Ms. Vivian H. Liu
(609) 208-9688

You should rely only on the information provided or incorporated by reference in this prospectus or any related supplement. We have not authorized anyone else to provide you with different information. The selling shareholders have agreed not to make an offer of these shares in any state that prohibits such an offer. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the cover page of such documents.

All references in this prospectus to “NexMed,” the “Company,”“us,”“our,”“registrant,” or “we” include NexMed, Inc., a Nevada corporation, and any subsidiaries or other entities that we own or control. All references in this prospectus to “Common Stock” refer to our Common Stock, par value $.001 per share.

The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this prospectus or incorporated by reference in this prospectus.

INFORMATION ABOUT US

We have been in existence since 1987. Since 1994, we have positioned ourselves as a pharmaceutical and medical technology company with a focus on developing and commercializing therapeutic products based on proprietary delivery systems.

We are currently focusing our efforts on new and patented topical pharmaceutical products based on a penetration enhancement drug delivery technology known as NexACT, which may enable an active drug to be better absorbed through the skin. The NexACT transdermal drug delivery technology is designed to enhance the absorption of an active drug through the skin, overcoming the skin's natural barrier properties and enabling high concentrations of the active drug to rapidly penetrate the desired site of the skin or extremity. Successful application of the NexACT technology would improve therapeutic outcomes and reduce gastrointestinal or other systemic side effects that often accompany oral and injectable medications.

We intend to continue our efforts to develop topical treatments including cream, lacquer, gel, patch and tape, based on the application of NexACT® technology to drugs: (1) previously approved by the FDA, (2) with proven efficacy and safety profiles, (3) with patents expiring or expired and (4) with proven market track records and potential.

We are focusing on our application of the NexACT technology to Alprox-TD cream for the treatment of male erectile dysfunction. We are exploring the application of the NexACT technology to other drug compounds and delivery systems, and are in various stages of developing new topical treatments for female sexual arousal disorder, nail fungus, premature ejaculation, wound healing, arthritic pain, severe pain and the prevention of nausea and vomiting associated with post-operative surgical procedures and cancer chemotherapy.

In addition, we have been entertaining inquiries from other pharmaceutical companies that want to work with us utilizing the application of NexACT technology to develop proprietary pharmaceutical products as new drug products or improved products in order to extend the life cycle of their existing products.

Alprox-TD is an alprostadil-based cream treatment intended for patients with mild, moderate or severe erectile dysfunction. Our clinical studies have demonstrated that NexACT enhancers promote the rapid absorption of alprostadil and improve clinical responses. In December 2002, we completed two pivotal Phase 3 studies for Alprox-TD, which tested over 1,700 patients at 85 sites throughout the U.S. The two pivotal studies were randomized, double-blind, placebo-controlled, and designed to confirm the efficacy and safety of Alprox-TD in patients with varying degrees of erectile dysfunction.

On July 1, 2004, we entered into a license, supply and distribution agreement with Schering AG, Germany (“Schering”). This agreement provides Schering with exclusive commercialization rights to Alprox-TD in approximately 75 countries including countries in Europe and the Middle East as well as South Africa, Australia and New Zealand. We will retain the intellectual property relating to Alprox-TD and will manufacture and supply the product to Schering. Under the terms of this partnership, we may receive future milestone payments as well as a share of the revenue through transfer price payments based on the supply of Alprox-TD. The overall financial terms are intended, depending upon performance levels, to approximate an equal sharing of the value of the product. We continue to engage in discussions with several pharmaceutical companies, and are engaged in draft contract negotiations with one of them, for the commercialization of Alprox-TD in other markets, including the U.S. However, consummation of such additional arrangement(s) is subject to continuing complex negotiations of contractual relationships, and we may not be able to consummate such relationships on a timely basis, if at all, or on terms acceptable to us.

Prior to filing a New Drug Application for Alprox-TD, we will be required to initiate a new 12-month open-label safety study. We had previously initiated an open-label study, which was halted in November 2002 due to FDA concerns about results of our transgenic mice study. However, we have determined with the FDA that completion of the open-label study is not a prerequisite for our New Drug Application submission provided that the 12-month safety update on 100 patients is filed within four months after the New Drug Application submission. We are required to have three hundred patients complete six months of testing in the study at the time of New Drug Application submission, and 100 patients must complete the 12-month study prior to New Drug Application approval.

We have met with two European regulatory authorities in connection with the Marketing Authorization Application (comparable to the New Drug Application in the U.S.) for Alprox-TD in the European Union markets. The purpose of these meetings was to determine the requirements for filing and what additional studies, if any, may be needed to file the Marketing Authorization Application. We are now formulating our strategy for filing the Marketing Authorization Application and obtaining approval for Alprox-TD in Europe so that we can ensure that all European Union and U.S. requirements are incorporated into the 12-month open-label safety study. We have determined that this study must be completed prior to filing the Marketing Authorization Application and as a result the Marketing Authorization Application will likely be filed after the U.S. New Drug Application.

In late 2003, we met with the FDA to evaluate our Alprox-TD New Drug Application package and to discuss possible product improvements. At that time, the FDA suggested that we include a transfer study of Alprox-TD in female subjects as part of our New Drug Application submission. During the same meeting, we proposed to the FDA a new and improved formulation of Alprox-TD, to include in our New Drug Application filing. The FDA had previously indicated that we are required to conduct two bridging studies to confirm the efficacy of the new formulation of Alprox-TD(r). We held a follow-up meeting with the FDA in June 2005 concerning our regulatory plan, specifically the components of our pre-clinical package for Alprox-TD(r), including these two studies and the previously mentioned transfer study . We expect the FDA to respond to us in due course as to the adequacy of our plan and whether any additional study is required for our New Drug Application. We intend to obtain the FDA's concurrence with our plan prior to initiating the above-mentioned studies.

The timeframe for us to begin these studies largely depends on our ability to substantially pre-fund these studies through additional partnering agreements for Alprox-TD or from other sources, and on regulatory concurrence. We believe that we will be able to file the New Drug Application in the U.S. and the Marketing Authorization Application in Europe, approximately ten and fourteen months, respectively, after the completion of patient enrollment for the 12-month open-label study.  However, these timeframes may change if we encounter any delay in financing, clinical testing or regulatory review. If we are not able to successfully arrange financing through additional partnering agreements or from other sources in order to substantially pre-fund the studies described above or obtain timely and satisfactory regulatory review, we may be required to discontinue the development of Alprox-TD. In addition, it is possible that we may not have successful clinical results or receive regulatory approval on a timely basis, if at all.

In April 2002, Alprox-TD was launched in Hong Kong under the Befar trademark. The product, which has been selling in China since October 2001, is manufactured and marketed by a local affiliate of Vergemont International Limited, our Asian licensee. We currently receive from our Asian licensee royalty payments and payments for manufacturing supplies in connection with the distribution of Befar in China and may receive such payments in other Asian markets once Befar is approved for marketing in such other markets. The sale of Befar has been slower than anticipated for several reasons. The switching of distributors by our Asian licensee in China and in Hong Kong during 2003 significantly disrupted the sale of the product in the two markets. In addition, China has a limited number of patients who can afford erectile dysfunction treatments. In December 2002 and February 2003, our Asian licensee entered into licensing agreements for two of our NexACT-based products with CJ Pharmaceuticals, one of the five largest pharmaceutical companies in South Korea. Its parent company, CJ Corporation, is a major conglomerate in South Korea. Pursuant to the terms of the agreement, CJ Pharmaceuticals will develop, file for regulatory approval, market and distribute Befar and Femprox in South Korea.

We are exploring the application of the NexACT technology to other drug compounds and delivery systems. The furthest advanced of these products is Femprox, which is an alprostadil-based cream product intended for the treatment of female sexual arousal disorder. We have completed one Phase 2 study for Femprox and intend to continue with its U.S. clinical development pending the availability of additional partnering agreements. On May 23, 2005, we announced the preliminary results from a 400 patient “at home” study for Femprox conducted in China. The multi-center study was randomized, double-blind, placebo-controlled, and designed to investigate the efficacy and safety of three strengths of the Femprox cream in pre-menopausal and post-menopausal women diagnosed with female sexual arousal disorder. The clinical data from this study will be shared with potential co-development partners. In addition, the experience gained from this study will guide us in designing future U.S. studies.

In September 2004, we filed an Investigational New Drug application with the FDA for NM100060, our proprietary nail lacquer treatment for onychomycosis (nail fungal infection). We had previously completed overseas, a multi-center, placebo-controlled, parallel, blinded efficacy and safety study, which enrolled 120 patients with various severities of big toenail fungal infection. This proof-of-concept study was designed to evaluate the dose-response relationship of the efficacy and safety of the NM100060 lacquer. The data suggest that all three tested doses of the NM100060 lacquer were well tolerated by the patients, and the primary efficacy rate was up to 60%. NM100060 is topically applied, and incorporates terbinafine, a currently marketed oral anti-fungal drug, with the NexACT® technology, which facilitates the permeation of the drug through the nail and into the nail bed.

On May 4, 2005, we announced the completion of a 60-patient U.S. Phase 1 study of NM100060. The study was a double-blind, randomized, parallel study designed to assess the safety and pharmacokinetics of NM100060. In the study, the nail lacquer was applied twice a day for 28 days by patients with onychomycosis. The NM100060 lacquer product was applied directly to the nail and delivered a low dose of terbinafine HCI into the nail bed. The dosage was less than 1% of the oral dose. Based on the results from the U.S. Phase 1 study along with the proof-of-concept study conducted overseas, we plan to discuss a development plan with the FDA with the goal of moving into Phase 3 trials in the U.S. before the end of 2005. We are in active discussions with potential pharmaceutical partners who are interested in co-developing the product with us for the U.S. and other international markets.

During 2003 and 2004, we entered into a series of research and development agreements with Japanese pharmaceutical companies, to develop new topical treatments for different indications. These agreements provided for modest signing payments to the Company, followed by additional payments based on the achievement of certain milestones. We have completed all research and development work associated with these agreements and have recognized all related revenue and will recognize no further revenue related to these agreements. We anticipate that we will enter into additional research and development agreements but we cannot assure you that we will be able to conclude any arrangement on a timely basis, if at all, or on terms acceptable to us.

RISK FACTORS

RISKS RELATED TO THE COMPANY

WE HAVE A NEED FOR ADDITIONAL FINANCING.

Our cash position as of July 22, 2005 was approximately $4.35 million, following successful completion of a private placement in May 2005 of Preferred Stock and warrants, yielding gross proceeds to us of approximately $4.45 million. We have been actively seeking financing from the sale of equity or issuance of debt from private and public sources as well as from collaborative licensing and/or marketing arrangements with third parties, and since December 31, 2002, we have raised approximately $46.5 million gross proceeds through the sale of Preferred Stock, the exercise of warrants to purchase shares of our Common Stock and the issuance by the Company of notes, Common Stock and warrants to purchase shares of Common Stock. Our anticipated cash requirements for Alprox-TD® through the anticipated New Drug Application filing, including completion of an open-label and other studies, will be approximately $15 million. Initiation, but not completion of an open-label study is a prerequisite for our New Drug Application submission. There is no assurance that we will be successful in obtaining financing on acceptable terms, if at all. If additional financing cannot be obtained on reasonable terms, future operations may need to be scaled back or discontinued.

WE CONTINUE TO INCUR OPERATING LOSSES.

Our current business operations began in 1994 and we have a limited operating history. We may encounter delays, uncertainties and complications typically encountered by development stage businesses. We have generated minimal revenues from the limited sales of Befar® in Asia and research and development agreements with our Japanese partners, and have not marketed or generated revenues in the U.S. from our products under development. We are not profitable and have incurred an accumulated deficit of $106,869,453 since our inception and through March 31, 2005. Our ability to generate revenues and to achieve profitability and positive cash flow will depend on the successful commercialization of our products currently under development. However, even if we eventually generate revenues from sales of our products currently under development, we expect to incur significant operating losses over the next several years. Our ability to become profitable will depend, among other things, on our (1) development of our proposed products, (2) obtaining of regulatory approvals of our proposed products on a timely basis and (3) success in manufacturing, distributing and marketing our proposed products.

OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM HAS DOUBT AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN.

As a result of our losses to date, expected losses in the future, limited capital resources and accumulated deficit, our independent registered public accounting firm has concluded that there is substantial doubt as to our ability to continue as a going concern, and accordingly, our independent registered public accounting firm has modified their report on our December 31, 2004 consolidated financial statements included in our annual report on Form 10-K in the form of an explanatory paragraph describing the events that have given rise to this uncertainty. These factors may make it more difficult for us to obtain additional funding to meet our obligations. Our continuation is dependent upon our ability to generate or obtain sufficient cash to meet our obligations on a timely basis and ultimately to attain profitable operations. We anticipate that we will continue to incur significant losses at least until successful commercialization of one or more of our products, and we may never operate profitably in the future.

WE WILL NEED SIGNIFICANT FUNDING TO CONTINUE WITH OUR RESEARCH AND DEVELOPMENT EFFORTS, AND IT MAY NOT BE AVAILABLE.

Our research and development expenses for the years ended December 31, 2004, 2003, 2002 were $10,684,477, $8,439,340 and $21,615,787, respectively and $3,257,401 for the three months ended March 31, 2005. Since January 1, 1994, when we repositioned ourselves as a medical and pharmaceutical technology company, and through March 31, 2005 we have spent $73,076,566 on research and development. Given our current level of cash reserves and low rate of revenue generation, we will not be able to fully advance the development of our products unless we raise additional cash through financing from the sale of our securities and/or through additional partnering agreements. If we are successful in entering into additional partnering agreements for our products under development, we may receive milestone payments, which will offset some of our research and development expenses.

As indicated above, our anticipated cash requirements for Alprox-TD® through the anticipated New Drug Application filing, including completion of an open-label and other studies, will be approximately $15 million. Initiation, but not completion of an open-label study is a prerequisite for our New Drug Application filing.

We will also need significant funding to pursue our overall product development plans. In general, our products under development will require significant time-consuming and costly research and development, clinical testing, regulatory approval and significant additional investment prior to their commercialization. The research and development activities we conduct may not be successful; our products under development may not prove to be safe and effective; our clinical development work may not be completed; and the anticipated products may not be commercially viable or successfully marketed. Commercial sales in the United States of our products cannot begin until we receive final FDA approval. The earliest time for such final approval of the first product which may be approved, Alprox-TD, is sometime in mid 2007. We intend to focus our current development efforts on the Alprox-TD® cream treatment, which is in the late clinical development stage.

WE CURRENTLY HAVE NO SALES FORCE OR MARKETING ORGANIZATION AND WILL NEED, BUT MAY BE UNABLE, TO ATTRACT OR AFFORD QUALIFIED OR EXPERIENCED MARKETING AND SALES PERSONNEL

In order to market Alprox-TD in areas not covered under the Schering AG agreement and for our other proprietary products under development, additional marketing partner(s) will need to spend significant funds to inform potential customers, including third-party distributors, of the distinctive characteristics and benefits of our products. Our operating results and long term success will depend, among other things, on our ability to establish (1) successful arrangements with domestic and additional international distributors and marketing partners and (2) an effective internal marketing organization. We are currently engaged in discussions with several pharmaceutical companies, and are in draft contract negotiations with one of them, regarding possible strategic marketing partnership(s) for the Alprox-TD cream in markets not covered under the Schering AG agreement, including the U.S. However, in each case consummation of the transaction is subject to the negotiation of complex contractual relationships, and we may not be able to negotiate such agreements on a timely basis, if at all, or on terms acceptable to us.

PRE-CLINICAL AND CLINICAL TRIALS ARE INHERENTLY UNPREDICTABLE. IF WE DO NOT SUCCESSFULLY CONDUCT THESE TRIALS, WE MAY BE UNABLE TO MARKET OUR PRODUCTS.

Through pre-clinical studies and clinical trials, we must demonstrate that our products are safe and effective for their indicated uses. Results from pre-clinical studies and early clinical trials may not allow us to predict results in later-stage testing. Our future clinical trials may not demonstrate the safety and effectiveness of our products or may not result in regulatory approval to market our products. The failure of the FDA to approve our products for commercial sales will have a material adverse effect on our prospects.

PATENTS AND INTELLECTUAL PROPERTY RIGHTS ARE IMPORTANT TO US BUT COULD BE CHALLENGED.

Proprietary protection for our pharmaceutical products is of material importance to our business in the U.S. and most other countries. We have sought and will continue to seek proprietary protection for our products to attempt to prevent others from commercializing equivalent products in substantially less time and at substantially lower expense. Our success may depend on our ability to (1) obtain effective patent protection within the U.S. and internationally for our proprietary technologies and products, (2) defend patents we own, (3) preserve our trade secrets, and (4) operate without infringing upon the proprietary rights of others.

We have twelve U.S. patents either acquired or received out of a series of patent applications that we have filed in connection with our NexACT technology and our NexACT-based products under development, such as Alprox-TD, Femprox, and our non-steroidal anti-inflammatory cream. To further strengthen our global patent position on our proprietary products under development, and to expand the patent protection to other markets, we have filed under the Patent Cooperation Treaty, corresponding international applications for our issued U.S. patents and pending U.S. patent applications.

The following table identifies our twelve U.S. patents issued for NexACT technology and/or our NexACT-based products under development, and the year of expiration for each patent:

Patent Name	Expiration Date

Biodegradable Absorption Enhancers	2008
Biodegradable Absorption Enhancers	2009
Compositions and Methods for Amelioration of Human Female Sexual Dysfunction	2017
Topical Compositions for PGE1 Delivery	2017
Topical Compositions for Non-Steroidal Anti-Inflammatory Drug Delivery	2017
Medicament Dispenser	2019
Crystalline Salts of dodecyl 2-(N, N-Dimethylamino)	2019
Topical Compositions Containing Prostaglandin E1	2019
CIP: Topical Compositions Containing Prostaglandin E1	2019
Prostaglandin Composition and Methods of Treatment of Male Erectile Dysfunction	2020
CIP: Prostaglandin Composition and Methods of Treatment of Male Erectile Dysfunction	2020
Topical Stabilized Prostaglandin E Compound Dosage Forms	2023

In addition, we have over 200 International patents and U.S. and International patent applications pending.

While we have obtained patents and have several patent applications pending, the extent of effective patent protection in the U.S. and other countries is highly uncertain and involves complex legal and factual questions. No consistent policy addresses the breadth of claims allowed in or the degree of protection afforded under patents of medical and pharmaceutical companies. Patents we currently own or may obtain might not be sufficiently broad to protect us against competitors with similar technology. Any of our patents could be invalidated or circumvented.

There have been patents issued to others such as Vivus, Inc. and MacroChem Corporation on the use of alprostadil for the treatment of male or female sexual dysfunction. While we believe that our patents would prevail in any potential litigation, the holders of these competing patents could determine to commence a lawsuit against us and even prevail in any such lawsuit. Litigation could result in substantial cost to and diversion of effort by us, which may harm our business. In addition, our efforts to protect or defend our proprietary rights may not be successful or, even if successful, may result in substantial cost to us.

WE DEPEND UPON THIRD PARTY MANUFACTURERS FOR OUR CHEMICAL MANUFACTURING SUPPLIES.

We depend on third party chemical manufacturers for alprostadil, the active drugs in Alprox-TD and in other NexACT-based products under development, and for the supply of our NexACT enhancers that are essential in the formulation and production of our topical products on a timely basis and at satisfactory quality levels. If our validated third party chemical manufacturers fail to produce quality products on time and in sufficient quantities, our results would suffer, as we would encounter costs and delays in revalidating new third party suppliers.

WE MAY NOT SUCCESSFULLY VALIDATE OUR MANUFACTURING FACILITY FOR GMP COMPLIANCE

In 2002, we completed the construction of a 31,500 square foot industrial facility, located in East Windsor, New Jersey, which we are in the process of developing and validating as a manufacturing facility designed to meet the Good Manufacturing Practice (GMP) standards required by the FDA. We anticipate that our manufacturing facility will have the capacity to meet our anticipated needs for full-scale commercial production. However, we are initially utilizing the facility to manufacture Alprox-TD and other NexACT-based products under development for continuing clinical testing purposes and at the same time validating the facility for GMP compliance, which is a requirement for our New Drug Application filing with the FDA. If we do not successfully pass the Pre-Approved Inspection conducted by the FDA, our New Drug Application filing will be delayed.

WE FACE SEVERE COMPETITION.

We are engaged in a highly competitive industry. We expect competition from numerous existing companies, including large international enterprises, and others entering the industry. Most of these companies have greater research and development, manufacturing, marketing, financial, technological, personnel and managerial resources. Acquisitions of competing companies by large pharmaceutical or healthcare companies could further enhance such competitors' financial, marketing and other resources. Competitors may complete clinical trials, obtain regulatory approvals and commence commercial sales of their products before we could enjoy a significant competitive advantage. Products developed by our competitors may be more effective than our products.

Certain treatments for erectile dysfunction, such as needle injection therapy, vacuum constriction devices, penile implants, transurethral absorption and oral medications, currently exist, have been approved for sale in certain markets and are being improved. Currently known products for the treatment of erectile dysfunction developed or under development by our competitors include the following: (1) Caverject®, Pfizer, Inc.'s needle injection therapy; (2) Viagra®, Pfizer, Inc.'s oral product to treat erectile dysfunction; (3) Cialis®, an oral formulation marketed in the U.S. through a joint venture between ICOS and Eli Lilly & Co.; (4) Levitra®, an oral medication marketed through a collaborative effort of Schering-Plough and GlaxoSmithKline, Inc. and (5) Muse®, Vivus, Inc.'s device for intra-urethral delivery of a suppository containing alprostadil. In addition, products currently under development include the following: (1) Topiglan®, a topical treatment containing alprostadil based on a proprietary drug delivery system under development by MacroChem Corporation; (2) PT-141, an intra-nasal treatment containing a new peptide under development by Palatin Technologies; and (3) an intranasal apomorphine treatment under development by Nastech.

WE HAVE BEEN THE SUBJECT OF SEVERAL LAWSUITS AND MAY BE SUBJECT TO POTENTIAL PRODUCT LIABILITY AND OTHER CLAIMS, CREATING RISK AND EXPENSE.

A lawsuit was filed with the Superior court of New Jersey on April 1, 2003 by a former employee against the Company for a $800,000 bonus amount that he believes he should have received upon completion of the construction of the Company's East Windsor manufacturing facility. On July 11, 2005, we agreed with the plaintiff to settle the complaint with prejudice, for a one-time payment of $150,000 by the Company to plaintiff and his legal counsel. In the event that we fail to finalize and execute a written settlement agreement within 30 days of the entry of the Stipulation, the plaintiff shall have the right to reinstate the complaint by letter to the court.

We are also exposed to potential product liability risks inherent in the development, testing, manufacturing, marketing and sale of human therapeutic products. Product liability insurance for the pharmaceutical industry is extremely expensive, difficult to obtain and may not be available on acceptable terms, if at all. We currently have liability insurance to cover claims related to our products that may arise from clinical trials, with coverage of $1 million for any one claim and coverage of $3 million in total, but we do not maintain product liability insurance and we may need to acquire such insurance coverage prior to the commercial introduction of our products. If we obtain such coverage, we have no guarantee that the coverage limits of such insurance policies will be adequate. A successful claim against us if we are uninsured, or which is in excess of our insurance coverage, if any, could have a material adverse effect upon us and on our financial condition.

OUR STOCK MAY BE DELISTED FROM NASDAQ, WHICH MAY MAKE IT MORE DIFFICULT FOR YOU TO SELL YOUR SHARES.

Currently, our Common Stock trades on the Nasdaq National Market. NASD Marketplace Rule 4450 provides that a company must comply with continuing listing criteria to maintain its Nasdaq listing. Included in such criteria is a minimum bid price per share of $1.00. Failure to maintain such price for a period of time and beyond a grace period could lead to delisting from the Nasdaq National Market.

If we were to be delisted from the Nasdaq National Market, our Common Stock would be listed on the Nasdaq SmallCap Market, assuming we meet those listing requirements. If we failed to meet the Nasdaq SmallCap listing requirements, our stock would be considered a penny stock under regulations of the Securities and Exchange Commission and would therefore be subject to rules that impose additional sales practice requirements on broker-dealers who sell our securities. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in our Common Stock, which could severely limit the market liquidity of the Common Stock and your ability to sell our securities in the secondary market. In addition, if we fail to maintain our listing on Nasdaq or any other United States securities exchange, quotation system, market or over-the-counter bulletin board, we will be subject to cash penalties under the Investor Rights Agreement and other investor rights agreements to which we are a party until a listing is obtained.

INDUSTRY RISKS

WE ARE VULNERABLE TO VOLATILE MARKET CONDITIONS.

The market prices for securities of biopharmaceutical and biotechnology companies, including ours, have been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, future announcements, such as the results of testing and clinical trials, the status of our relationships with third-party collaborators, technological innovations or new therapeutic products, governmental regulation, developments in patent or other proprietary rights, litigation or public concern as to the safety of products developed by us or others and general market conditions, concerning us, our competitors or other biopharmaceutical companies, may have a significant effect on the market price of our Common Stock.

The following table sets forth the range of high and low bid prices of our Common Stock for the calendar quarters indicated. The quotes listed below reflect inter-dealer prices or transactions solely between market-makers, without retail mark-up, mark-down or commission and may not represent actual transactions.

	High Bid Price	Low Bid Price

2003
First Quarter	$1.99	$0.80
Second Quarter	$4.95	$1.12
Third Quarter	$4.40	$3.44
Fourth Quarter	$4.90	$3.53

2004
First Quarter	$4.70	$2.20
Second Quarter	$3.45	$1.46
Third Quarter	$2.44	$1.44
Fourth Quarter	$1.81	$1.20

2005
First Quarter	$1.54	$1.01
Second Quarter	$1.40	$1.02

WE ARE SUBJECT TO NUMEROUS AND COMPLEX GOVERNMENT REGULATIONS WHICH COULD RESULT IN DELAY AND EXPENSE.

Governmental authorities in the U.S. and other countries heavily regulate the testing, manufacture, labeling, distribution, advertising and marketing of our proposed products. None of our proprietary products under development has been approved for marketing in the U.S. Before we market any products we develop, we must obtain FDA and comparable foreign agency approval through an extensive clinical study and approval process.

The studies involved in the approval process are conducted in three phases. In Phase 1 studies, researchers assess safety or the most common acute adverse effects of a drug and examine the size of doses that patients can take safely without a high incidence of side effects. Generally, 20 to 100 healthy volunteers or patients are studied in the Phase 1 study for a period of several months. In Phase 2 studies, researchers determine the drug's efficacy with short-term safety by administering the drug to subjects who have the condition the drug is intended to treat, assess whether the drug favorably affects the condition, and begin to identify the correct dosage level. Up to several hundred subjects may be studied in the Phase 2 study for approximately 6 to 12 months, depending on the type of product tested. In Phase 3 studies, researchers further assess efficacy and safety of the drug. Several hundred to thousands of patients may be studied during the Phase 3 studies for a period of from 12 months to several years. Upon completion of Phase 3 studies, a New Drug Application is submitted to the FDA or foreign governmental regulatory authority for review and approval.

Our failure to obtain requisite governmental approvals for our products under development in a timely manner or at all would delay or preclude us from licensing or marketing our products or limit the commercial use of our products, which could adversely affect our business, financial condition and results of operations.

Because we intend to sell and market our products outside the U.S., we will be subject to foreign regulatory requirements governing the conduct of clinical trials, product licensing, pricing and reimbursements. These requirements vary widely from country to country. Our failure to meet each foreign country's requirements could delay the introduction of our proposed products in the respective foreign country and limit our revenues from sales of our proposed products in foreign markets.

Successful commercialization of our products may depend on the availability of reimbursement to the consumer from third-party healthcare payers, such as government and private insurance plans. Even if we succeed in bringing one or more products to market, reimbursement to consumers may not be available or sufficient to allow us to realize an appropriate return on our investment in product development or to sell our products on a competitive basis. In addition, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to governmental controls. In the U.S., federal and state agencies have proposed similar governmental control and the U.S. Congress has recently considered legislative and regulatory reforms that may affect companies engaged in the healthcare industry. Pricing constraints on our products in foreign markets and possibly in the U.S. could adversely affect our business and limit our revenues.

RISKS RELATED TO THE OFFERING

WE DO NOT EXPECT TO PAY DIVIDENDS ON OUR COMMON STOCK IN THE FORESEEABLE FUTURE.

Although our shareholders may receive dividends if, as and when declared by our board of directors, we do not intend to pay dividends on our Common Stock in the foreseeable future. Therefore, you should not purchase our Common Stock if you need immediate or future income by way of dividends from your investment.

WE MAY ISSUE ADDITIONAL SHARES OF OUR CAPITAL STOCK THAT COULD DILUTE THE VALUE OF YOUR SHARES OF COMMON STOCK.

We are authorized to issue 90,000,000 shares of our capital stock, consisting of 80,000,000 shares of our Common Stock and 10,000,000 shares of our preferred stock of which 1,000,000 are designated as Series A Junior Participating Preferred Stock, 800 are designated as Series B 8% Cumulative Convertible Preferred Stock and 600 are designated as Series C 6% Cumulative Convertible Preferred Stock. As of July 22, 2005, 51,827,835 shares of our Common Stock were issued and outstanding and 21,770,410 shares of our Common Stock were issuable upon the exercise or conversion of outstanding preferred stock, options, warrants, or other convertible securities (including preferred stock, warrants and convertible notes held by certain selling shareholders). As of July 22, 2005, there were no shares of Series B Preferred Stock outstanding and 445 shares of Series C Preferred Stock outstanding. In light of our need for additional financing, we may issue authorized and unissued shares of Common Stock at below current market prices or additional convertible securities that could dilute the earnings per share and book value of your shares of our Common Stock.

In addition to provisions providing for proportionate adjustments in the event of stock splits, stock dividends, reverse stock splits and similar events, certain warrants, as well as our outstanding Preferred Stock, provide (with certain exceptions) for an adjustment of the exercise price if we issue shares of Common Stock at prices lower than the exercise or conversion price or the then prevailing market price. This means that if we need to raise equity financing at a time when the market price for our Common Stock is lower than the exercise or conversion price, or if we need to provide a new equity investor with a discount from the then prevailing market price, then the exercise or conversion price will be reduced and the dilution to shareholders increased.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of Common Stock offered by this prospectus. All proceeds from the sale of the shares covered by this prospectus will be for the account of the selling shareholders named herein. See “Selling Shareholders” and “Plan of Distribution.”

SELLING SHAREHOLDERS

This prospectus covers only the resale of shares of our Common Stock by selling shareholders. The number of shares of Common Stock that may be actually sold by the selling shareholders will be determined by such selling shareholders.

Pursuant to the terms of an Investor Rights Agreement dated as of May 16, 2005 between the Company and the holders of the Preferred Stock, we agreed to register a number of shares of our Common Stock equal to 100% or 3,272,047 shares over and above the number of shares acquirable on conversion by the holders of the Preferred Stock on the date of issuance of the Preferred Stock. Such additional percentage was chosen to allow for resale by selling shareholders of a reasonable number of additional shares of Common Stock that may be issuable to selling shareholders in lieu of cash dividends on the Preferred Stock or upon conversion of the Preferred Stock at conversion prices lower than the initial conversion price of the Preferred Stock in accordance with the terms of the Certificate of Designation of the Preferred Stock.

In connection with the sale of the Preferred Stock and warrants we paid a finder's fee of $87,500 to Tail Wind Advisory and Management Ltd. Tail Wind Advisory and Management Ltd. is the investment manager of The Tail Wind Fund Ltd., a selling shareholder and a greater than 5% beneficial owner of the Company’s Common Stock.

The following table sets forth, as of May 31, 2005 (unless otherwise indicated below): (1) the name of each selling shareholder, (2) the number and percentage of shares of our Common Stock beneficially owned by each selling shareholder, including the number of shares purchasable upon exercise of warrants and conversion of convertible notes or Preferred Stock, (3) the maximum number of shares of Common Stock which the selling shareholders can sell pursuant to this prospectus and (4) the number and percentage of shares of Common Stock that the selling shareholders would own if they sold all their shares registered by this prospectus. Each selling shareholder will receive all of the net proceeds from the sale of its shares of Common Stock offered by this prospectus.

Because the selling shareholders may sell all or part of their shares of Common Stock pursuant to this prospectus and this offering is not being underwritten on a firm commitment basis, we cannot estimate the number and percentage of shares of Common Stock that the selling shareholders will hold in the aggregate at the end of the offering covered by this prospectus.

Name of Selling Shareholder (1)	# of Shares of Common Stock Owned before this Offering(2)		Percentage of Class owned by the Selling Shareholder before this Offering (3)	Number of Shares of Common Stock being registered by this Prospectus (4)	Number of Shares of Common Stock to be Owned after this Offering (5)		Percentage of Class to be owned by the Selling Shareholder after this Offering (6)
The Tail Wind Fund Ltd. (8)	3,723,678		6.88%	695,104	3,322,691		6.19%
Solomon Strategic Holdings, Inc. (7)	285,566		*	173,776	185,319		*
Regions Bank, as custodian for Arkansas Knee Clinic, Profit Sharing Plan	80,197		*	139,021	0		*
Regions Bank, as custodian for Arkansas Knee Clinic, Retirement Plan Income	20,050		*	34,755	0		*
Union Bank of California F/B/O Eva B. Buck Charitable Trust "B"	100,247		*	173,776	0		*
Ceasar's Riverboat Casino Foundation	100,247		*	173,776	0		*
Compass Bank, Custodian F/B/O Ray C. Fish Foundation	100,247		*	173,776	0		*
Fiserv Securities, as Custodian for Hill Family Partnership Acct #529 39008	100,247		*	173,776	0		*
Fiserv Securities, as Custodian for Hytrol Conveyor Company Pension Plan Acct #529 40988	100,247		*	173,776	0		*
Fiserv Securities, as Custodian for George D. Nagrodsky Acct #529 57752	100,247		*	173,776	0		*
Puterbaugh Foundation dated 12/31/49	200,493		*	347,551	0		*
M&I Trust Company, NA, as Trustee of the Thrift and Profit Sharing Retirement Plan of Latham & Watkins F/B/O J. Thomas Rosch	100,247		*	173,776	0		*
Cherrytrust & Co (FBO Mary Hugh Scott PC 1282-01)	100,247		*	173,776	0		*
Tan Equity Partners I, Inc.	100,247		*	173,776	0		*
Charles Edwards (10)	114,247		*	173,776	14,000		*
The Leonard J. Sojka, Jr. Revocable Trust u/t/a/d 2/2/01 (9)	172,847		*	173,776	72,600		*
Andrew S. Troob Revocable Trust u/t/a/d 6/26/92 (8)	125,141		*	173,776	24,894		*
Fan Associates LLC (9)	1,201,481		2.29%	1,042,657	600,000		1.16%
John R. and Tristen M. Green	100,247		*	173,776	0		*
Akros Capital Fund, LP	75,123		*	86,887	25,000		*
Brady T. Lipp	90,123		*	86,887	40,000		*
Mark S. Ain (8)	69,823		*	86,887	19,700		*
Omicron Master Trust (7)	1,042,449		1.97%	1,303,322	290,597		*
Robert C. Ciricillo (9)	396,191	(11)	*	260,664	245,821	(11)	*
Iroquois Master Fund Ltd.	200,493		*	347,551	0		*
SDS Capital Group SPC, Ltd. (7)	1,593,451		2.99%	868,882	1,092,216		2.07%
Totals	10,393,823		17.41%	7,733,032	5,932,838		10.74%

* less than 1%

(1)
Other than Robert C. Ciricillo, who served as Vice President-Legal and Business Affairs of the Company from May to December of 2000, and has served since that time as a legal consultant to the Company, none of the selling shareholders nor any of their officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

(2)
Includes shares of Common Stock and all shares of Common Stock issuable upon the exercise of warrants or conversion of convertible securities held by the selling shareholder (including shares that are issuable upon the exercise of warrants that are not exercisable within 60 days). Each selling shareholder owns Preferred Stock and warrants which provide that the number of shares of our Common Stock that may be acquired by any holder of such Preferred Stock or warrants upon conversion or exercise thereof is limited to the extent necessary to ensure that, following such exercise, the number of shares of our Common Stock then beneficially owned by such holder and any other persons or entities whose beneficial ownership of Common Stock would be aggregated with the holder’s for purposes of the Exchange Act, does not exceed 9.9% of the total number of shares of our Common Stock then outstanding.

(3)
This percentage is calculated using as the numerator, the number of shares of Common Stock included in the prior column and as the denominator, 51,830,835 shares of Common Stock outstanding as of May 23, 2005 plus the number of shares of issuable upon the exercise of warrants or conversion of convertible securities held by the selling shareholder that are included in the prior column.

(4)
Pursuant to the terms of an Investor Rights Agreement dated as of May 16, 2005 between the Company and the holders of the Preferred Stock, we agreed to register a number of shares of our Common Stock equal to 100% or 3,272,047 shares over and above the number of shares acquirable on conversion by the holders of the Preferred Stock on the date of issuance of the Preferred Stock plus 100% of the number of shares of Common Stock issuable upon exercise of the related warrants.

(5)
Includes shares of Common Stock and all shares of Common Stock issuable upon the exercise of warrants or conversion of convertible securities held by the selling shareholder (including shares that are issuable upon the exercise of warrants that are not exercisable within 60 days), but assumes the sale of all of the shares of Common Stock being registered by this prospectus.

(6)
This percentage is calculated using as the numerator, the number of shares of Common Stock included in the prior column and as the denominator, 51,830,835 shares of Common Stock outstanding as of May 23, 2005 plus the number of shares of Common Stock, if any, issuable upon the exercise of warrants or conversion of convertible securities held by the selling shareholder, assuming the sale by the selling shareholder of all of its shares covered by this prospectus.

(7)	Information regarding share ownership is as of May 19, 2005.

(8)	Information regarding share ownership is as of May 20, 2005.

(9)	Information regarding share ownership is as of May 23, 2005.

(10)	Information regarding share ownership is as of May 24, 2005.

(11)	Includes currently exercisable options to purchase 41,000 shares of common stock.

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock on behalf of the selling shareholders. Sales of shares may be made by selling shareholders, including their respective donees, transferees, pledgees or other successors-in-interest directly to purchasers or to or through underwriters, broker-dealers or through agents. Sales may be made from time to time on the Nasdaq National Market, any other exchange upon which our shares may trade in the future, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to market prices, or at negotiated or fixed prices. The shares may be sold by one or more of, or a combination of, the following:

-
a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

-	purchases by a broker-dealer as principal and resale by such broker-dealer, including resales for its account, pursuant to this prospectus;

-	ordinary brokerage transactions and transactions in which the broker solicits purchases;

-	through options, swaps or derivatives;

-	in privately negotiated transactions;

-	in making short sales entered into after the date of this prospectus or in transactions to cover such short sales; and

-	put or call option transactions relating to the shares.

The selling shareholders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

The selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with the selling shareholders. The selling shareholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).

The selling shareholders and any broker-dealers that act in connection with the sale of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify each of the selling shareholders and each selling shareholder has agreed, severally and not jointly, to indemnify us against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

The selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

Upon being notified by a selling shareholder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

-	the name of each such selling shareholder and of the participating broker-dealer(s);

-	the number of shares involved;

-	the initial price at which the shares were sold;

-	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

-	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

-	other facts material to the transactions.

In addition, if required under applicable law or the rules or regulations of the Commission, we will file a supplement to this prospectus when a selling shareholder notifies us that a donee or pledgee intends to sell more than 500 shares of Common Stock.

We are paying all expenses and fees in connection with the registration of the shares. The selling shareholders will bear all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

Wells Fargo Bank, N.A., located at P.O. Box 64854, South St. Paul, MN 55164-0854, is the transfer agent and registrar for our Common Stock.

LEGAL MATTERS

Certain legal matters with respect to the validity of the issuance of the shares of Common Stock offered by this prospectus have been passed upon on behalf of the Company by Schreck Brignone, Las Vegas, Nevada.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

_________________________________________________________________________________

NEXMED, INC.

7,733,032 SHARES

COMMON STOCK

____________________________

PROSPECTUS

____________________________

July 26, 2005

_________________________________________________________________________________